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                                                  ------------------------------
                  UNITED STATES                            OMB APPROVAL
       SECURITIES AND EXCHANGE COMMISSION         OMB NUMBER 3235-0145
             WASHINGTON, D.C. 20549               EXPIRES: FEBRUARY 15, 2000
                                                  ESTIMATED AVERAGE BURDEN
                                                  HOURS PER RESPONSE . . . 14.90
                                                  ------------------------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                            PARADIGM GEOPHYSICAL LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 ORDINARY SHARES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    69900J104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]   Rule 13d-1(b)

         [ ]   Rule 13d-1(c)

         [X]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                PAGE 1 OF 8 PAGES

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-------------------                                            -----------------
CUSIP NO. 69900J104                   13G                      PAGE 2 OF 8 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HarbourVest Partners, LLC
         I.R.S. No. 04-3335829
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                        (b)  [ ]
         N/A
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                  5        SOLE VOTING POWER
    Number of
      Shares               -0-
                 ---------------------------------------------------------------
   Beneficially   6        SHARED VOTING POWER
     Owned by
       Each                -0-
                 ---------------------------------------------------------------
    Reporting     7        SOLE DISPOSITIVE POWER
      Person
       With                -0-
                 ---------------------------------------------------------------
                  8        SHARED DISPOSITIVE POWER

                           -0-
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         N/A
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                PAGE 2 OF 8 PAGES

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-------------------                                            -----------------
CUSIP NO. 69900J104                   13G                      PAGE 3 OF 8 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         D. Brooks Zug
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
         N/A
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
                  5        SOLE VOTING POWER
    Number of
      Shares               -0-
                 ---------------------------------------------------------------
   Beneficially   6        SHARED VOTING POWER
     Owned by
       Each                -0-
                 ---------------------------------------------------------------
    Reporting     7        SOLE DISPOSITIVE POWER
      Person
       With                -0-
                 ---------------------------------------------------------------
                  8        SHARED DISPOSITIVE POWER

                             -0-
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         N/A
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                PAGE 3 OF 8 PAGES

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-------------------                                            -----------------
CUSIP NO. 69900J104                   13G                      PAGE 4 OF 8 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Edward W. Kane
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
         N/A
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
                  5        SOLE VOTING POWER
    Number of
      Shares               -0-
                 ---------------------------------------------------------------
   Beneficially   6        SHARED VOTING POWER
     Owned by
       Each                -0-
                 ---------------------------------------------------------------
    Reporting     7        SOLE DISPOSITIVE POWER
      Person
       With                -0-
                 ---------------------------------------------------------------
                  8        SHARED DISPOSITIVE POWER

                           -0-
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         N/A
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                PAGE 4 OF 8 PAGES

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         Item 1(a)    Name of Issuer:
                      Paradigm Geophysical Ltd. ("Company")

         Item 1(b)    Address of Issuer's Principal Executive Offices:
                      Shenkar Street 9
                      Gav Yam Center No. 3
                      P.O.B. 2061
                      Herzlia B
                      Israel 46120


         Item 2(a)    Name of Person Filing:
                      This filing is made on behalf of HarbourVest Partners, LLC ("HarbourVest"), Edward W. Kane ("Kane") and D. Brooks Zug ("Zug").

         Item 2(b)    Address of the Principal Offices:
                      The principal business office of each reporting person is One Financial Center 44th floor, Boston, Massachusetts 02111.

         Item 2(c)    Citizenship:
                      HarbourVest is organized and exists under the laws of the State of Delaware. Kane and Zug are United States citizens.

         Item 2(d)    Title of Class of Securities:
                      Ordinary Shares

         Item 2(e)    CUSIP Number:
                      69900J104

         Item 3 If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                      HarbourVest: (e) (X) Investment Adviser registered
                                            under Section 203 of the Investment
                                            Advisers Act of 1940.

                      Kane:                 Not Applicable

                      Zug:                  Not Applicable

                                PAGE 5 OF 8 PAGES

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         Item 4       Ownership:

                      (a) Amount Beneficially Owned: HarbourVest has beneficial ownership of -0- Ordinary Shares. HarbourVest is the managing general partner of Back Bay Partners XVI L.P., the general partner of HarbourVest International Private Equity Partners II-Direct Fund L.P. ("Fund II").
                               Fund II was the record and ultimate owner of the of 973,300 Ordinary Shares. HarbourVest, in its capacity as managing general partner of the general partner of Fund II, has the sole power to vote and dispose of the securities held by Fund II. Messrs. Kane and Zug are Managing Members of HarbourVest. As such, they share the voting control of HarbourVest. While neither Kane nor Zug owned of record any shares of Common Stock, as the result of their positions, Kane and Zug may have been deemed to be beneficial owners of and to have had the power to exercise or to direct the exercise of voting and/or dispositive power with respect to the shares reported herein. Messrs. Kane and Zug disclaim beneficial ownership over any of the reported securities which they may have been deemed to beneficially own.

                      (b)      Percent of Class:  HarbourVest:  0% of the
                                                                Ordinary Shares.
                                                  Kane and Zug: 0% of the
                                                                Ordinary Shares

                      (c)      Number of shares as to which such person has:
                               (i)    sole power to vote or to direct the vote:
                                      HarbourVest has sole power to vote or to direct the vote of 0 Ordinary Shares.

                               (ii)   shared power to vote or to direct the
                                      vote:
                                      Kane and Zug share the power to vote 0
                                      Ordinary Shares.

                               (iii) sole power to dispose or to direct the disposition of:
                                      HarbourVest has sole power to dispose or to direct the disposition of 0 Ordinary Shares.

                               (iv) shared power to dispose or to direct the disposition of:
                                      Kane and Zug share the power to dispose of 0 Ordinary Shares.

         Item 5       Ownership of Five Percent or Less of a Class:
                      With this filing, the Reporting Persons state that they own zero percent of Common Stock of the Issuer.

         Item 6       Ownership of More than Five Percent on Behalf of Another
                      Person:
                      See Item 4 above.

         Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                      Not applicable.

         Item 8       Identification and Classification of Members of the Group:
                      Not applicable.

         Item 9       Notice of Dissolution of a Group:
                      Not applicable.

         Item 10      Certification:
                      By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                PAGE 6 OF 8 PAGES

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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 7, 2003          HARBOURVEST PARTNERS, LLC

                                  By:    /s/ Martha D. Vorlicek
                                         ----------------------------
                                  Name:  Martha D. Vorlicek

                                  Title: Managing Director


Dated:  February 7, 2003          EDWARD W. KANE

                                  By:    /s/ Edward W. Kane
                                         ----------------------------
                                  Name:  Edward W. Kane


Dated:   February 7, 2003         D. BROOKS ZUG

                                  By:    /s/ D. Brooks Zug
                                         ----------------------------
                                  Name:  D. Brooks Zug

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7 for other parties for whom copies are to be sent.

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                PAGE 7 OF 8 PAGES